FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
X: 403.266.2606

NEWS RELEASE  **MAY 27, 2010**

10015860

News Release: 1 Trading Symbol: TSX Venture-NA

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

SUPPL


SEC MAIL
RECEIVED
SECTION
2010

NORTHERN ABITIBI CONTINUES TO INTERSECT HIGH GRADE GOLD AT VIKING INCLUDING 41.6 GRAMS PER TONNE GOLD OVER 0.45 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill hole 46, the first hole completed during the 2010 exploration program at the Viking gold property in Newfoundland.

Drilling commenced at Viking in early May utilizing HQ size core and to date 7 holes (holes 46 through 52) have been completed as part of the ongoing 2010 exploration program. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca. The current round of drilling is focused on both infilling and expanding the known gold bearing zone along the Thor Trend.

Drill Results

Hole 46 was drilled at an angle and tested the northern part of the Thor Zone immediately adjacent to mineralization exposed at surface. The hole intersected strong alteration and quartz veining with several zones containing visible gold. Hole 46 returned 38.9 metres grading 1.0 grams per tonne (g/t) gold from 9.6 to 48.5 metres depth, including 12.75 metres grading 2.3 g/t gold, and 0.45 metres grading 41.6 g/t gold. The company is very pleased with the results from drill hole 46 as they demonstrate good grade and continuity between previously drill tested portions of the Thor Trend.

Summary of select drill intercepts from hole 46 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 46	9.6	48.5	38.9	1.0
including	9.6	22.35	12.75	2.3
including	15.0	15.45	0.45	**41.6**
including	18.5	18.9	0.4	**7.5**

*The true widths of the mineralized intercepts have not been determined

Exploration Update

Drill holes 47 to 49 have been logged and sampled and have been sent to the laboratory for assay. Drill holes 50 and 52 are being logged and sampled and will be sent for assay shortly. The drill is currently working on hole 52. Additional assay results will continue to be released through the program as they are received and compiled.

A surface exploration program, including trenching mapping and sampling, will commence this weekend. A second drill rig is scheduled to be mobilized to the property on May 31st.

Northern Abitibi would like to acknowledge and thank the Government of Newfoundland and Labrador for its $100,000 funding contribution under the Junior Exploration Assistance Program toward the 2009 exploration program at Viking.

dlw 6/15

The Viking Property

The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control

All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 36 additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.